Mail Stop 3561

December 19, 2005

Steven Bolton, President
Quorum Ventures, Inc.
50 Fell Avenue, Suite 101
North Vancouver, British Columbia
Facsimile: (604) 986-4733

  RE: Quorum Ventures, Inc.
    Registration Statement on Form SB-2
    File No. 333-119715
    Amendment Filed: November 7, 2005

Dear Mr. Bolton:

  We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Explain why the cover letter and registration statement contain different addresses for Quorum Ventures, Inc.

Geologic Assessment Report: Upper Ross Lake Property

2. We reissue our prior comment 27. Please file the geologist's consent as an exhibit to the registration statement. The consent should indicate that the geologist consents to the summary of the report disclosed in this subsection and that he consents to being named as an expert in the prospectus.

Proposed Budget

3. We partially reissue our prior comment 30. Please disclose the impact on the company's operations should it not be able to fund the activities identified in the company's two-phase program, particularly, Phase I. Will operations cease? If so, disclose management's intention for Quorum Ventures, Inc. Your discussion should include disclosure of how the company intends to manage its reporting obligations under the federal securities laws in the event the company's registration statement is declared effective. Will the company have the funds required to file current, quarterly, and annual reports? If operations cease due to a dire lack of financing, does the company anticipate commencing negotiations with potential acquisition candidates?

Plan of Operations

4. We reissue our prior comment 37. Please provide a detailed plan of operations as required by Item 303(a) of Regulation S-B. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to achieve your company's objectives.

Financial Statements

General

5. We note that the independent auditor's report for the period covering from inception to the period ended May 31, 2004 has been omitted from the registration statement. You must include an audit report for each period for which financial statements are required. A reference to the report is not sufficient. Please revise to provide an auditor's report covering the financial statements for the period ended May 31, 2004 as required by Item 310(a) of Regulation S-B.

<u>Changes in and disagreements with accountants on accounting and financial disclosure,</u>
<u>page 55</u>

6. Your disclosure regarding disagreements with the accountants does not sufficiently address the period covered. Item 304(a)(1)(iv)(A) of Regulation S-B requires disclosures covering the fiscal period audited, (from inception to May 31, 2004 in your case) and any subsequent interim period through the date of dismissal. Please revise.

7. Please file a letter from Dohan & Company, CPA's stating whether they agree with your Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a) (3) of Regulation S-B.

<u>Other regulatory</u>

8. Please provide currently dated consents, including one from Dohan & Company, your former independent accountants, in any amendment to the registration statement.

<u>Part II – Information Not Required in Prospectus</u>

<u>Exhibits</u>

9. We reissue our prior comment 43. Please file the legality opinion with the next amendment.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 942-1941 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 942-2791, or to Michael Karney, who supervised the review of your filing, at (202) 824-5695. All questions relating to the engineering comments may be directed to Ken Schuler at (202) 942-5527.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies